Exhibit 99.1

press release

BlackRock Inc. shareholding notification

18 May 2020, 13:15 CET

ArcelorMittal (‘the Company’) announces that a 5.11% shareholding notification by BlackRock Inc. is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website corporate.arcelormittal.com under ‘Investors - Corporate Governance - Shareholding structure’.

This notification was published in reference to the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above the 5% voting rights threshold.